UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Newman
Australia
BHP Billiton General Meetings 2015
The proposed Demerger of South32
bhpbilliton
resourcing the future
6 May 2015

Important information and disclaimer
Nature of this presentation
The information contained in this presentation does not constitute a prospectus or other listing document in relation to BHP Billiton or the new company proposed to be demerged from BHP Billiton (‘South32’) in any jurisdiction and is summary information provided for information purposes only. Any investment decision in relation to South32 should be made only on the basis of the information contained in the Listing Document for the relevant jurisdiction. The “Listing Documents” which are available, subject to applicable securities laws, on the BHP Billiton website at www.bhpbilliton.com/demerger, comprise a prospectus which has been approved by the UK Listing Authority in connection with the proposed admission of South32’s ordinary shares to the standard listing segment of the Official List of the UK Financial Conduct Authority and to trading on the Main Market for listed securities of London Stock Exchange plc, an information memorandum in connection with South32’s application for the admission of its ordinary shares to listing on the Australian Securities Exchange and a pre-listing statement in connection with South32’s application for the admission of its ordinary shares to listing on the Johannesburg Stock Exchange.
This presentation should not be relied upon in connection with voting on the proposed demerger. Information relating to the proposed demerger is set out in the Shareholder Circular. The Shareholder Circular is available on BHP Billiton’s website at www.bhpbilliton.com/demerger. Subject to applicable securities laws, shareholders may obtain printed copies of the Shareholder Circular and the Listing Document applicable to their jurisdiction (the ‘Disclosure Documents’) free of charge by calling the Shareholder Information Line (details set out in section 3.9 of the Listing Documents and under “Important notices” at the start of the Shareholder Circular).
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in South32 in any jurisdiction.
bhpbilliton
resourcing the future
BHP Billiton General Meeting, 6 May 2015
Slide 2

Important information and disclaimer
Forward-looking statements
This presentation contains forward looking statements, including statements regarding plans, strategies and objectives of management, future performance and future opportunities. These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control (or will be beyond the control of South32), and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. The Disclosure Documents specify factors that may cause actual results to differ from the forward-looking statements in this presentation. Neither BHP Billiton nor South32 undertakes any obligation to update or review any forward-looking statements.
No financial or investment advice – South Africa
BHP Billiton and South32 do not provide any financial or investment ‘advice’, as that term is defined in the South African Financial Advisory and Intermediary Services Act 37 of
2002, and we strongly recommend that you seek professional advice.
No SEC or Exchange Act registration – United States
The demerger of South32 from BHP Billiton will not be registered with the US Securities and Exchange Commission (SEC) under the US Securities Act of 1933, as amended. BHP Billiton expects South32 to qualify for the exemption from registration under Rule 12g3-2(b) of the US Securities Exchange Act of 1934, as amended (‘Exchange Act’), and accordingly the South32 shares will not be registered under the Exchange Act and South32 will not be subject to the reporting requirements of the Exchange Act.
bhpbilliton
resourcing the future
BHP Billiton General Meeting, 6 May 2015
Slide 3

Newman Australia
BHP Billiton General Meetings 2015
The proposed Demerger of South32
bhpbilliton
resourcing the future
6 May 2015

Present in London
Keith Rumble
Margaret Taylor
Baroness Shriti Vadera
Malcolm Brinded
Carlos Cordeiro
Pat Davies
Wayne Murdy
BHP Billiton
South32
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BHP Billiton General Meetings, 6 May 2015
Slide 5

Present in Perth
David Crawford
Jane McAloon
Jac Nasser
Andrew Mackenzie
Peter Beaven
Graham Kerr
Malcolm Broomhead
Carolyn Hewson
Lindsay Maxsted
John Schubert
BHP Billiton
South32
bhpbilliton
resourcing the future
BHP Billiton General Meetings, 6 May 2015
Slide 6

Maximising value for our shareholders
Notice of General Meeting
Shareholder Circular
Listing Documents
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BHP Billiton General Meetings, 6 May 2015
Slide 7

Another step in your Company’s evolution
Cannington, Australia
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BHP Billiton General Meetings, 6 May 2015
Slide 8

Iron ore
Newman, Australia
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BHP Billiton General Meetings, 6 May 2015
Slide 9

The Demerger will simplify our portfolio in a single step
BHP Billiton core portfolio*
Western Australia Iron Ore Samarco Brazil Queensland Coal Australia NSW Energy Coal Australia Cerrejón Colombia
Olympic Dam Australia Escondida Chile Pampa Norte Chile Antamina Peru Onshore US United States
Shenzi United States Angostura Trinidad & Tobago Pyrenees Australia Macedon Australia Atlantis United States
Mad Dog United States Bass Strait Australia North West Shelf Australia Jansen project Canada
South32
Worsley Australia Alumar Brazil Aluminium South Africa Mozal Mozambique
GEMCO Australia Hotazel South Africa TEMCO Australia Metalloys South Africa
Cerro Matoso Colombia Illawarra Coal Australia Energy Coal South Africa Cannington Australia
*Note: Excludes Nickel West which remains with the portfolio as non core, and New Mexico Coal and several smaller petroleum assets which are under review.
bhpbilliton
resourcing the future
BHP Billiton General Meetings, 6 May 2015
Slide 10

BHP Billiton: focused on our core portfolio
Petroleum
Eagle Ford, United States
Copper
Escondida, Chile
Iron Ore
Newman, Australia
Coal
Peak Downs, Australia
Focused on our exceptionally large, upstream, Tier 1 assets diversified by commodity and geography
Simplified portfolio will enhance focus and drive further productivity bhpbilliton
resourcing the future
BHP Billiton General Meetings, 6 May 2015
Slide 11

South32: a diversified metals and mining company
Manganese
Hotazel, South Africa
Silver
Cannington, Australia
Nickel
Cerro Matoso, Colombia
Aluminium
Worsley, Australia
Energy Coal South Africa
bhpbilliton
resourcing the future
BHP Billiton General Meetings, 6 May 2015
Slide 12

South32: a portfolio of high quality assets

Worsley Australia	Alumar Brazil	Aluminium South Africa	Mozal Mozambique
GEMCO Australia	Hotazel South Africa	TEMCO Australia	Metalloys South Africa
Cerro Matoso Colombia	Illawarra Coal Australia	Energy Coal South Africa	Cannington Australia

bhpbilliton
resourcing the future
BHP Billiton General Meetings, 6 May 2015
Slide 13

South32: a strong balance sheet and strategy
Cannington Australia
A strong balance sheet and targeted investment grade credit rating are core to the strategy
Ability to pursue its own growth and investment opportunities
Safe, lean, responsible and predictable operating performance
Intention to distribute a proportion of underlying earning as dividends to shareholders, subject to cash flow priorities bhpbilliton
resourcing the future
BHP Billiton General Meetings, 6 May 2015
Slide 14

Independent expert’s report – Grant Samuel
“Even relatively modest improvements in New BHP Billiton’s operating performance would have a meaningful impact on value. By contrast, the costs and disadvantages of the Demerger are not significant. Accordingly, Grant Samuel believes that BHP Billiton shareholders are likely to be better off if the Demerger proceeds than if it does not.
In Grant Samuel’s opinion, the
Demerger is in the best interests of BHP Billiton shareholders”
bhpbilliton
resourcing the future
BHP Billiton General Meetings, 6 May 2015
Slide 15

Frequently asked questions
Why are we proceeding with the demerger now?
Our long stated strategy has been to optimise our portfolio - with more than $6.5 billion of targeted divestments in the last three years
The demerger is another meaningful step in your company’s simplification
This demerger is largely neutral with regard to timing of commodity cycles
It generally gives shareholders an ownership choice
bhpbilliton
resourcing the future
SOUTH32
bhpbilliton
resourcing the future
BHP Billiton General Meetings, 6 May 2015
Slide 16

Frequently asked questions
What does the demerger mean for shareholders?
BHP Billiton shareholders retain their existing shareholding in a simplified BHP Billiton
You will continue to receive dividends from BHP Billiton, with no plans to rebase
Eligible shareholders will also receive a share in South32 for every BHP Billiton share held and benefit from any dividends from South32
South32’s shares will trade on exchanges in Australia,
South Africa and London
bhpbilliton
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SOUTH32
bhpbilliton
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BHP Billiton General Meetings, 6 May 2015
Slide 17

The Demerger will create two great companies
bhpbilliton
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SOUTH32
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BHP Billiton General Meetings, 6 May 2015
Slide 18

Daunia Australia
Jane McAloon
Group Company Secretary
General Meetings
6 May 2015
bhpbilliton
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Demerger Resolution
Demerger Resolution:
To approve the demerger of South32 from BHP Billiton, to be implemented through the Demerger Dividend in the manner more fully described in the Shareholder Circular bhpbilliton
resourcing the future
BHP Billiton General Meetings, 6 May 2015
Slide 20

How to vote
FOR
70%
AGAINST
30%
ABSTAIN or
WITHHOLD
Assumes total holding of 1,000 shares
bhpbilliton
resourcing the future
BHP Billiton General Meetings, 6 May 2015
Slide 21

Demerger Resolution
Demerger Resolution:
To approve the demerger of South32 from BHP Billiton, to be implemented through the Demerger Dividend in the manner more fully described in the Shareholder Circular bhpbilliton
resourcing the future
BHP Billiton General Meetings, 6 May 2015
Slide 22

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 6, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary